Commission File No. 333-8878



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited on August 19, 2005 announcing a bondholders conference call.

Exhibit 1


                              FOR IMMEDIATE RELEASE


      Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call



         Nassau, Bahamas. August 19, 2005. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 during Friday August 19th, 2005 when the President will discuss the Company's 2Q05 Results and the outlook for its various businesses.

         Bondholders are requested to call the undersigned to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:   Mr. Leonard J. Hoskinson
           Ultrapetrol (Bahamas) Limited
           Telephone: 305-507-2000

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  August 19, 2005          By: /S/ Felipe Menendez
                                     ------------------------------
                                 Felipe Menendez
                                 President


02351.0008 #595613